April 21, 2015

VIA EDGAR TRANSMISSION

AND BY HAND

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Mr. Jay Ingram

Re: The Chemours Company, LLC

Amendment No. 1 to Form 10-12B

Filed February 12, 2015

File No. 001-36794

Dear Mr. Ingram:

On behalf of The Chemours Company, LLC (the “Company” or “Chemours”), set forth below are responses of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated February 26, 2015 (the “Comment Letter”) relating to the Company’s Amendment No. 1 to the Registration Statement on Form 10–12B, File No. 001-36794, filed on February 12, 2015 (the “Registration Statement”). Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Registration Statement or the exhibits thereto, as applicable.

Concurrently with this response letter, the Company is electronically transmitting Amendment No. 2 to the Registration Statement, which Amendment includes an amended Information Statement as Exhibit 99.1 (the “Information Statement”), for filing under the Securities Exchange Act of 1934. The Amendment includes revisions made in response to the comments of the Staff in the Comment Letter, as well as additional changes required to update the disclosure contained in the Registration Statement and Information Statement. To facilitate the Staff’s review, we have also provided, on a supplemental basis, a copy of the Amendment that has been marked to show changes made to the Registration Statement and Information Statement.

Mr. Jay Ingram

Securities and Exchange Commission

April 21, 2015

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below, followed by the Company’s response to each comment. References in this letter to page numbers and section headings refer to page numbers and section headings in the Amendment, as filed via EDGAR submission concurrently with this letter and dated April 21, 2015.

Form 10-12B

General

1.	Please refer to comment 1 in our letter dated January 14, 2014. Describe to us the items you sold to Syria in 2011 and 2012.

We acknowledge the Staff’s comment and respectfully inform the Staff that Chemours had one shipment of Virkon® S disinfectant in each year 2011 and 2012 into Syria. Virkon® S is a disinfectant used on hard surfaces marketed to commercial livestock producers, farmers and veterinary hospitals to protect against numerous microorganisms. In 2011 there was also one shipment of Ti-Pure® titanium dioxide, which is marketed for use in coatings, plastics, laminates and paper products end markets, into Syria.

2.	Please revise your registration statement to provide updated financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

In response to the Staff’s comments, the Company respectfully advises the Staff that the Company has updated all financial information and related disclosures through December 31, 2014 in accordance with Item 3-12 of Regulation S-X.

Exhibit 99.1

Information Statement Summary, page 1

3.	We note that you have not provided any discussion of the risks faced by your company, other than a reference to your risk factors before the summary begins, and that you have not revised your summary to provide a more balanced presentation of your company. We further note that you do not provide any discussion regarding the challenges raised by or impact of your planned debt and credit rating, the cash distribution you will be making to DuPont, or your environmental liabilities. Please note that when we referenced these in comment 3 of our letter dated January 14, 2015 they were only examples. Please revise.

In response to the Staff’s comment, the Company has revised its disclosure on pages 9–10.

Mr. Jay Ingram

Securities and Exchange Commission

April 21, 2015

Our Strengths, page 2

Strong Cash Flow Generation, page 5

4.	We note your response to comment 4 of our letter dated January 14, 2015 and the revision to your disclosure; however, as requested in our prior comment, please expand your discussion of your operating cash flows to convey the fact that notwithstanding the fact that you have generated strong operating cash flows, these cash flows have been declining since 2011.

In response to the Staff’s comment, the Company has revised its disclosure on pages 5 and 78.

Risk Factors, page 19

As a substantial percentage of our operations are conducted internationally, and we plan to grow ... page 20

5.	Please provide a discussion of the risks posed to your business by its current activities in Asia, Eastern Europe and Latin America, as well as your properties in those areas. Please also provide a discussion of the risks posed by your expansion plans in these areas. Please refer to comment 6 of our letter dated January 14, 2015.

In response to the Staff’s comment, the Company has revised its disclosure on page 21.

The Distribution, page 36

Conditions to the Distribution, page 40

6.	We note your supplemental response to comment 12 of our letter dated January 14, 2015. Please revise to disclose what notice will be given to shareholders if a condition is waived, amended, modified or if the spinoff is abandoned by DuPont.

In response to the Staff’s comment, the Company has revised its disclosure on pages 16, 43 and 151.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 51

7.	We note your revised disclosure on page 59 in response to comment 14 of our letter dated January 14, 2015. You currently provide a single sentence discussing trends and uncertainties that may prospectively affect one of your three segments. Please revise to provide a more thorough indication of management’s views regarding the trends and uncertainties that you reasonably expect may materially impact your results of operations.

In response to the Staff’s comment, the Company has revised its disclosures related to Segment results beginning on pages 60 and 61–62.

Mr. Jay Ingram

Securities and Exchange Commission

April 21, 2015

Overview

8.	We note your revised disclosures provided in response to comment 15 of our letter dated January 14, 2015. We note that your manufacturing processes consume significant amounts of ore materials, hydrocarbons and energy which are dependent on oil and gas pricing. The cost of these materials varies and variations in costs relating to these inputs can be significant. As previously requested, please expand your discussion of consolidated results and segment results to discuss these variations and how they impacted your operations from period to period.

In response to the Staff’s comments, the Company respectfully advises the Staff that, to the extent variations in the pricing of ore materials, hydrocarbons and oil and gas have impacted our consolidated and segment results for the periods presented, this impact has been described for each segment on pages 59, 61, 62, 85, 93 and 97 and, other than as currently presented, Chemours has not experienced any significant variations in the pricing of ore materials, hydrocarbons or oil and gas that have impacted Chemours over such period. Chemours is not currently aware of any known trends in the pricing of ore materials, hydrocarbons or oil and gas that would be expected to have a material impact on our results. However, the Company does acknowledge that variations in the cost of these items can be significant, and has provided descriptions of the risks to our operations associated with any potential significant price variations in these items on page 22 under “Risk Factors - Price fluctuations in energy and raw materials could have a significant impact on our ability to sustain and grow earnings.”

9.	We note your response to comment 16 of our letter dated January 14, 2015 and your revised disclosure. However, as previously requested, in light of the negative trend in net sales due to declines in selling prices in your fluoroproducts segment, during the nine months ended September 30, 2014 and the year ended December 31, 2013, please discuss any measures you are taking to address such declines and your expectations regarding future sales trends in your fluoroproducts segment. Refer to Item 303(a)(3)(ii) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on pages 61–62.

Mr. Jay Ingram

Securities and Exchange Commission

April 21, 2015

Nine Months Ended September 30, 2014 compared to Nine Months Ended September 30, 2013, page 53

10.	We note your response to comment 18 of our letter dated January 14, 2015. If material, please expand your disclosure to discuss the impact that your customer’s election to exercise a buy-out option of a supply contract had on your cost of goods sold and/or your income before income taxes.

In response to the Staff’s comment, the Company has revised its disclosure on page 58 to disclose the full year impact that the customer’s election to exercise a buy-out option of a supply contract had on the change in COGS. The election had an immaterial impact on income before income taxes.

Liquidity and Capital Resources, page 61

11.	We note your supplemental response to comment 23 of our letter dated January 14, 2015 to the effect that you had no material commitments for capital expenditures at the end of 2014. We note that you are still in the process of expanding your Altamira plant. Please advise.

The Company respectfully informs the Staff that it had no material commitments for capital expenditures as of December 31, 2014 or December 31, 2013. Contractual spend related to expansion of the Altamira plant historically contained cancellation provisions and therefore did not result in material commitments. The remaining costs to complete the expansion of Altamira are primarily external labor costs that also contain cancellation provisions and are only obligations as services are performed.

12.	We note your response to comment 24 of our letter dated January 14, 2015 and the revision to your disclosure; however, as requested in our prior comment, please specifically address that notwithstanding the fact that you have generated strong operating cash flows, there has been a significant negative trend in your cash flows from operations since 2011 which has continued through the nine months ended September 30, 2014.

In response to the Staff’s comment, the Company has revised its disclosure on pages 63–64 and 78.

Cash Flows, page 61

13.	We note your response to comment 26 of our letter dated January 14, 2015. You indicate that the reduction in cash provided by operating activities resulting from net working capital changes related to inventory and trade accounts payable for raw materials was mainly the result of changes in timing and amount of ore purchased. As previously requested, please expand your disclosures to explain why the increase in accounts payable resulting from the timing and amount of ore purchased does not correlate to a similar increase in your inventory.

In response to the Staff’s comment, the Company has revised its disclosure on page 64.

Mr. Jay Ingram

Securities and Exchange Commission

April 21, 2015

14.	We note your response to comment 27 of our letter dated January 14, 2015 and the revision to your registration statement. Please expand your discussion regarding the impact of working capital items on the decrease in cash provided by operating activities in 2013, as compared to 2012, to also address the decrease in cash resulting from the increase in your accounts and notes receivable – trade, net.

In response to the Staff’s comment, the Company has revised its disclosure on page 64.

Accounting Estimates, page 64

Valuation of Assets, page 64

15.	We note your response to comment 28 of our letter dated January 14, 2015 as well as your revised disclosures. Please expand your disclosures to identify the lowest level(s) for which there are identifiable cash flows. We note that these levels vary. Furthermore, we note that you have not identified the level at which you assess goodwill for impairment. Please refer to ASC 360-10-35-23 through 35-25 and example 4 of ASC 360-10-55-35 for guidance.

In response to the Staff’s comment, the Company has revised its disclosure on pages 67–68 and F-10–F-11.

Quantitative and Qualitative Disclosures about Market Risk, page 71

16.	Please provide us with an analysis supporting your statement that “there are no quantitative disclosures required with respect to Item 305(a) of Regulation S-K.” We note that you provide quantitative disclosure regarding your hedging activities with regard to various risks on page F-15.

In response to the Staff’s comment, the Company has revised its disclosure on page 73.

The Company respectfully advises the Staff on a supplemental basis that, as disclosed in the Company’s Form 10, the Company does not hold and has not held any derivative financial instruments, other financial instruments, or derivative commodity instruments, as referenced in Item 305 of Regulation S-K. The Company advises the Staff that the derivatives held by DuPont were not solely for the benefit of Chemours’ operations and were therefore excluded from the Combined Balance Sheets. Accordingly, the detailed quantitative information required by Item 305(a) of Regulation S-K was not required with respect to foreign currency or commodity exposure. The Company reviewed the “Questions and Answers About the New ‘Market Risk’ Disclosure Rules” published by the SEC on July 31, 1997, specifically questions 10, 12, and 23, to conclude we are not subject to these disclosure requirements. When material financial instruments are entered into during 2015, the Company will update this item accordingly.

Mr. Jay Ingram

Securities and Exchange Commission

April 21, 2015

Financial Statements, page F-1

General

17.	We note your response to comment 43 of our letter dated January 14 2015. Please expand your disclosures under the caption, “Formation of a Holding Company Prior to Distribution” on page 37, to clarify that Chemours Company, LLC had no or nominal operations during the period from February 18, 2014 through December 31, 2014.

In response to the Staff’s comment, the Company has revised its disclosure on page 39.

Note 8: Income Taxes, page F-19

18.	We note your expanded disclosures provided in response to comment 53 of our letter dated January 14, 2015. While you have broadly explained why there can be changes in the mix of income and loss amongst the various foreign jurisdictions in which you operate, you have not provided any specific information regarding your material tax jurisdictions and how changes in their pre-tax earnings impacted your effective tax rate. Please explain to us your consideration of providing this additional disclosure. Such disclosures would have the objective of providing information about the quality of, and potential variability of, your earnings and cash flow, so an investor can ascertain the likelihood that past performance is indicative of future performance.

In response to the Staff’s comment, the Company has revised its disclosure on page F-21.

Mr. Jay Ingram

Securities and Exchange Commission

April 21, 2015

Note 17: Commitments and Contingent Liabilities, page F-27

(c) Litigation, page F-28

19.	We note your response to comment 56 of our letter dated January 14, 2015, as well as your revised disclosures. Please revise your first paragraph to indicate whether it is probable, reasonable possible or remote that the potential resolution of your various proceedings will have a material adverse effect on Chemours combined financial position, liquidity, and results of operations.

In response to the Staff’s comment, the Company has revised its disclosure on pages 102–104 and F-29–F-31.

20.	We note your response to comment 57 of our letter dated January 14, 2015, as well as your revised disclosures and have the following additional comments:

•	As previously requested, please address this comment as it relates to your general litigation disclosure as well as your specific disclosure for asbestos; and

•	You indicate that it is reasonably possible that you could incur losses that will be significant to results of operations in the period recognized related to the other PFOA matters discussed. Please clarify what you mean by “significant”.

In response to the Staff’s comment, the Company has revised its disclosure on pages 102–104 and F-29–F-31.

(d) Environmental, page F-31

Pompton Lakes, page F-32

21.	You indicate that it is reasonably possible that potential liability for remediation activities at Pompton Lakes could range up to $116 million and this could have a material impact on the liquidity of Chemours in the period recognized. Please expand your disclosure to clarify whether the additional reasonably possible loss could have a material adverse effect on your financial position and results of operations. Address this comment as it relates to your disclosures on page 70 as well.

In response to the Staff’s comment, the Company has revised its disclosure on pages 72 and F-33.

Additionally, with respect to the Pompton Lakes matter, we respectfully advise the Staff on a supplemental basis that our current accrual is $86 million as of December 31, 2014, and that our range of potential exposure is up to $116 million, resulting in a

Mr. Jay Ingram

Securities and Exchange Commission

April 21, 2015

variance of $30 million. This could have a material impact on the liquidity of Chemours in the period recognized. However, management does not believe that this would have a material adverse effect on Chemours combined financial position, liquidity and results of operations.

Note 20: Segment Information, page F-35

22.	We note your response to comment 59 of our letter dated January 14, 2015. Please disclose the fact that you have not presented segment assets and the reason for its exclusion. Refer to ASC 280-10-50-26.

In response to the Staff’s comment, the Company has revised its disclosure on pages F-35–F-36.

The Company respectfully advises the Staff on a supplemental basis that we have disclosed the measure of segment assets that is reviewed by our Chief Operating Decision Maker (CODM), which is net assets by segment. Total assets by segment are not reviewed by, or provided to, the CODM and, as such, are not disclosed. Since we disclose the asset measure reviewed by our CODM for our reportable segments, we believe that we meet the disclosure requirements outlined in ASC 280-10-50-26.

* * * * *

Mr. Jay Ingram

Securities and Exchange Commission

April 21, 2015

Please contact the undersigned at (212) 735-3743 should you require further information or have any questions.

Very truly yours,

/s/ Brandon Van Dyke
Brandon Van Dyke

cc:	Peter Mester

Corporate Counsel

E.I. du Pont de Nemours and Company

1007 Market Street

Wilmington, DE 19898

VIA HAND AND BY EDGAR

Mr. Jay Ingram

Legal Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE: The Chemours Company, LLC (the “Company”)

Amendment No. 2 to Form 10-12B

Filed April 21, 2015

File No. 001-36794

Dear Mr. Ingram:

As a supplement to the response letter delivered to the SEC on April 21, 2015, we hereby acknowledge to the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Mr. Jay Ingram

Securities and Exchange Commission

April 21, 2015

Please contact the undersigned at 302-999-3009 should you require further information or have any questions.

Very truly yours,

/s/ Nigel Pond
Nigel Pond

cc:	Lou R. Kling, Skadden, Arps, Slate, Meagher & Flom LLP

Brandon Van Dyke, Skadden, Arps, Slate, Meagher & Flom LLP